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- EXHIBIT 99.1



Public Notice for Closing of the Register of Shareholders and Dividend Rate
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Pursuant to Article 354 in Commercial Act of Korea and Article 15 in Articles of
Incorporation of the Company, we would like to inform that the Company shall suspend all alteration of entries in the register of shareholders. During the closed period, any alternations including change of shareholder's name, establishment or cancellation of the right of pledge and establishment or cancellation of trust property shall be suspended.

1.Purpose: To finalize shareholder's list eligible for exercising voting right and receiving dividend for the FY 2004

2.Record Date : Dec 31st, 2004 (Eastern Time : Dec. 30, 2004)

3.Suspension Period : Jan 1st, 2005 ~ Jan 31th, 2005

The dividend rate is subject to shareholder approval at the upcoming annual shareholder meeting, which is tentatively to be held around the end of February, 2005. The table below sets out the dividends declared on our common stock to the holders of record at Jun. 30 for Interim and Dec. 31 of the years indicated.

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
                                                                                        (Unit : KRW)
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            Item                    2001                2002                2003                 2004
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
      Interim Dividend               500                500                 1,000               1,500
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     Year-end Dividend              2,000              3,000                5,000                N/A
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